Exhibit 1.01

(Items 1.01 and 1.02)

Conflict Minerals Report of G-III Apparel Group, Ltd.

In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Introduction

This is the Conflict Minerals Report of G-III Apparel Group, Ltd. (“G-III”) filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2020 to December 31, 2020. Please refer to Rule 13p-1, Form SD and the SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold for the purpose of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report on Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in a Covered Country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited by an independent private sector auditor in reliance on SEC guidance to the effect that the requirement of such an audit has been stayed except if the registrant elects to describe its products as “DRC conflict-free” in its Conflict Minerals Report.

Company and Products Overview

G-III designs, sources and markets women’s and men’s apparel at a wide range of retail price points. Our product offerings primarily include outerwear, dresses, sportswear, swimwear, women’s suits and women’s performance wear. We also market footwear and accessories including women’s handbags, small leather goods, cold weather accessories, and luggage. G-III has a substantial portfolio of more than 30 licensed and proprietary brands, anchored by five global power brands: DKNY, Donna Karan, Calvin Klein, Tommy Hilfiger and Karl Lagerfeld Paris. As of January 31, 2021, G-III operated 98 Vilebrequin retail stores and 50 retail stores across our DKNY and Karl Lagerfeld Paris brands.

Due Diligence

In accordance with the SEC’s conflict minerals rules, G-III undertook due diligence to determine the conflict minerals status of the necessary conflict minerals gold and tin used in components for manufacturing G-III’s products. In conducting its due diligence, G-III applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”), an internationally recognized due diligence framework.

G-III’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the apparel business, G-III is several levels removed from the actual mining of conflict minerals. G-III does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

G-III’s due diligence measures included:

-	Establishing review to track any possible effect of the COVID-19 pandemic on annual and future reporting.
-	Establishing responsible teams for gathering and tracking Conflict Minerals reporting.
-	Engaging suppliers from initial onboarding through divestment on the expectations of Conflict Minerals report.
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Conducting, in good faith, a reasonable country of origin inquiry (“RCOI”) with direct sourcing suppliers and indirect suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to determine traceability throughout our supply chain.

-      Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict Free Smelter (“CFS”) program for tin and gold.

-      Contacting smelters and refiners not listed by programs such as the CFS to determine their sourcing practices and country of origin for tin and gold.

-	Supporting initiatives for providing guidance to smelters and refiners that are contacted regarding their sourcing practices in regard to Conflict Minerals.
-	Enhanced support to strategic partners to have an independent third-party audit of their due diligence practices, as appropriate.
-	Creating protocols to divest from suppliers where sourcing practices and country of origin for tin and gold cannot be confirmed.

G-III executed its RCOI with all affected suppliers supplying parts and materials for products contracted to be manufactured for G-III. The affected suppliers were contacted and requested to provide conflict minerals data in the EICC/GeSI Conflict Minerals Reporting Template. We contacted 374 affected suppliers of which 209 responded, representing over 94% of manufactured product in our supply chain. 11 replied with some conflict minerals data.  After review and removal of duplicate or alternate names, 14 smelters were identified as conflict minerals smelters consistent with the smelter definitions proposed by industry and the audit protocols published by the Conflict Free Smelter Program.  Of these, 3 are listed on the CFSI’s Conflict Free Sourcing list and 8 have supplied information on their smelter’s sourcing practices and certified the countries of origin for minerals sourced by the smelter/refinery.

As a result of the due diligence measures described above, G-III has determined in good faith that for calendar year 2020, with respect to a portion of the conflict minerals used in components for manufacturing G-III’s apparel products, we lack sufficient information from our suppliers for certain trims to conclude whether the necessary conflict minerals originated in the Covered Countries, whether the necessary conflict minerals were from recycled or scrap sources, or whether the necessary conflict minerals were DRC conflict free or have not been found to be DRC conflict free. The information available is also insufficient to identify the facilities used to process the necessary conflict minerals.

Conflict Minerals Policy

Our policy is based on the framework of the Organization for Economic Cooperation and Development (OECD). It is publicly available on our website at http://www.giii.com under the heading “Investors – Corporate Governance - Conflict Minerals Policy.”

Steps To Be Taken to Mitigate Risk

We will continue to communicate our expectations and information requirements to our direct suppliers and continue to make inquiries of our direct suppliers, including new suppliers from any future acquisitions. New suppliers will be reviewed for conflict minerals compliance during initial vendor acceptance procedures. In the next compliance period, G-III will continue to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals benefit armed groups as follows:

-      Increasing the response rate to cover 100% of all product (or the highest increased response rate that is practicable), including by engaging in the latest industry trends to increase responsiveness.

-	Increasing the response rate of suppliers’ surveys to 100% of all suppliers (or the highest increased response rate that is practicable).

-      Improving Conflict Minerals-focused training for manufacturers and suppliers to help them to better understand G-III’s Conflict Minerals policy, and how to review and provide their own product’s smelter information.

-      Including Conflict Minerals-focused training to development teams within the organization.

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Informing smelters identified as a result of the supply-chain survey on our Conflict Minerals Policy and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation, or at least determining their sourcing practices and country of origin for tin and gold.

-	Continuing to review suppliers’ internal conflict minerals policies and encouraging them to further develop their own policies and programs that align with our internal policy.
-	Increasing and streamlining due diligence measures to ensure the compliance with Conflict Minerals regulations that may arise in other countries where we do business.

-	Consolidating suppliers in our supply chain where possible to further reduce sourcing risks.

-	Continuing to review ESG developments in the industry as it pertains to Conflict Minerals regulations.